

Mail Stop 7010

September 18, 2008

via U.S. mail and facsimile

Robert K. Moskovitz, Chief Financial Officer
Lease Equity Appreciation Fund I, L.P.
110 South Poplar Street, Suite 101
Wilmington, Delaware 19801

> **Re: Lease Equity Appreciation Fund I, L.P.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and**
> **June 30, 2008**
> **File No. 333-84730**

Dear Mr. Moskovitz:

We have reviewed your response letter dated September 12, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-K for the Fiscal Year Ended December 31, 2007

Exhibits 31.1 and 31.2

1. Please revise your 302 certifications to refer to Amendment No. 1 of your Form 10-K for the year ended December 31, 2007 in the first paragraph. Further, if you are not including the financial statements in the amendment to the Form 10-K, you do not need to include the third paragraph of the 302 certification. Please note that this comment also applies to your amendments of your subsequent Forms 10-Q.

Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008

Item 4. Controls and Procedures,

2. We note your statement, "…any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective…" Please revise your conclusion regarding the

effectiveness of your disclosure controls and procedures to note that your conclusion was made at the reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4. of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238 for guidance.

3. In your June 30, 2008 Form 10-Q, please revise your Item 308T(b) of Regulation S-K disclosure to describe the changes that were made to your internal control over financial reporting related to the review of your allowances for credit losses and non-routine transactions the additional post closing procedures and analyses.

4. In your June 30, 2008 Form 10-Q, we note your disclosure that "[e]xcept for the changes in internal controls noted herein, there have been no other significant changes in our internal control s over financial reporting during the three months ended June 30, 2008 that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." Please revise this disclosure to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief